UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

United Fire & Casualty Company
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52407
(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm
Trustees and Participants
United Fire Group 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
June 28, 2011

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets

Investments:
Participant-directed investments, at fair value	$37,113,248	$32,911,227

Receivables:
Notes receivable from participants	315,671	247,527
Contribution receivable from plan sponsor	—	100,842
Dividend and interest receivable	13,863	13,346
Total receivables	$329,534	$361,715

Net Assets Available for Benefits at Fair Value	$37,442,782	$33,272,942

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(132,804)	(35,549)

Net Assets Available for Benefits	$37,309,978	$33,237,393
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010

2010
Additions
Contributions:
Participant	$2,756,294
Employer	—
Rollover	303,790
Total contributions	3,060,084
Investment income	718,394
Net realized and unrealized appreciation in fair value of investments	3,437,397
Total additions	$7,215,876

Deductions
Benefit payments and withdrawals	$3,139,401
Administrative expenses	3,890
Total deductions	$3,143,291

Increase in Net Assets Available for Benefits	$4,072,585

Net Assets Available for Benefits:
At Beginning of Year	33,237,393
At End of Year	$37,309,978
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of the United Fire Group who have at least one hour of service and have attained the age of 21. Temporary employees who have at least 1,000 hours of service and have attained the age of 21 may also participate. The United Fire Group is comprised of United Fire & Casualty Company and its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Addison Insurance Company, American Indemnity Financial Corporation, United Fire & Indemnity Company and Texas General Indemnity Company; and its affiliate United Fire Lloyds (collectively, the “Companies”). United Fire & Casualty Company serves as the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions - Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the respective Companies shall direct.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers nineteen mutual funds, seven common collective trusts, and a self-directed retirement account in which participants have access to a money market fund.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant's death or disability while employed by one of the Companies, at which time the participant becomes 100 percent vested. There have been no unvested account balances since the inception of the Plan.
Forfeitures - Upon termination, the nonvested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan's net assets available for benefits at December 31, 2010 or 2009.
Notes receivable from participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by Charles Schwab Trust Company, who serves as the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the Plan Administrator to have the check reissued. If the participant cannot be located and the amount is over $5,000, the check is cancelled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5,000, the check is cancelled and the funds are forfeited back to the Plan.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Companies, as provided by the Plan agreement. The Companies paid substantially all administrative expenses for the Plan in 2010.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.
Valuation of Participant-Directed Investments and Participant Loans - Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts through the Schwab Stable Value Fund, which is a common collective trust with an investment mix that seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for the benefit payments and withdrawals of its investors. Accordingly, the accompanying statements of net assets available for benefits presents the fair value and the corresponding adjustment from fair value to contract value for this investment. The fair value of the Plan's interest in the Schwab Stable Value Fund is based on audited information reported for the fund at December 31, 2010 and 2009. The contract value of the Schwab Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Investments in other common collective trusts are stated at fair value based on the audited net asset values of the respective funds, which have an investment mix that is diversified across several asset classes and designed to provide its investors with a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors to a target retirement date.
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized securities exchanges on the last business day of the year, which represent the net asset values of shares held by the Plan in the respective funds at the reporting date.

The money market fund in the self-directed retirement account is stated at cost, which approximates fair value.
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Recognition of Investments - Purchases and sales of investments are recorded as of the trade date.
Contributions - Participant contributions are made through payroll deductions and recorded in the period in which the deductions are made.
Withdrawals - Participant withdrawals are recorded upon distribution.
Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
On March 28, 2011, United Fire Group acquired 100 percent of the outstanding common stock of Mercer Insurance Group. In connection with this acquisition, the Board of Directors of United Fire & Casualty Company approved on May 9, 2011, the merger of Mercer Insurance Group's BICUS Services Corp Retirement Savings Plan into the United Fire Group 401(k) Plan.
Adopted Accounting Standards - In January 2010, the FASB issued revised accounting guidance that clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. The guidance requires separate disclosures for the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with an explanation for the transfers and for the presentation of purchases, sales, issuances and settlements on a gross basis for Level 3 fair value measurements. The guidance also provides additional clarification for both the level of disaggregation reported for each class of assets or liabilities and disclosures of inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements categorized as Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The Plan's adoption of the guidance effective January 1, 2010, did not impact the Plan's financial statements.
In September 2010, the FASB issued accounting guidance that requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. The guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The Plan's adoption of the guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
NOTE 3. FAIR VALUE MEASUREMENT
Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires management to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.
Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:
Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments.

Level 2: Valuations are based on quoted prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.
Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.
The fair value of the majority of the Plan's investments is determined based on prices obtained for individual securities from the Plan Custodian. One price is obtained for each security, which is evaluated for reasonableness prior to its use for reporting purposes. The Plan Sponsor has determined that the pricing obtained at December 31, 2010 and 2009, was reasonable.
In order to determine the proper classification of each security in the fair value hierarchy, the vendors' pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities and other inputs that are observable for the security, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements. The Plan's fair value hierarchy categorizations are reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.
The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2010 and 2009:

		Fair Value Measurements
Description	December 31, 2010	Level 1	Level 2	Level 3
Mutual funds:
U.S.	21,634,138	21,634,138	—	—
International	7,302,182	7,302,182	—	—
Common collective trusts	7,855,682	—	7,855,682	—
Self directed brokerage accounts:
Cash	379	379	—	—
Money market funds	72,153	72,153	—	—
Mutual funds	125,424	125,424	—	—
Common stock	95,587	95,587	—	—
Unit investment trusts	27,703	—	27,703	—
Total investments	$37,113,248	$29,229,863	$7,883,385	$—

		Fair Value Measurements
Description	December 31, 2009	Level 1	Level 2	Level 3
Mutual funds:
U.S.	19,268,236	19,268,236	—	—
International	6,171,704	6,171,704	—	—
Common collective trusts	7,055,182	—	7,055,182	—
Self directed brokerage accounts:
Money market funds	219,389	219,389	—	—
Mutual funds	102,730	102,730	—	—
Common stock	52,945	52,945	—	—
Unit investment trusts	41,041	—	41,041	—
Total investments	$33,158,754	$25,815,004	$7,096,223	$247,527
The fair value of investments categorized as Level 1 is based on quoted market prices that are readily and regularly available.
The fair value of the common collective trusts categorized as Level 2 is determined based on the net asset value and other financial information reported in the audited financial statements of the respective funds, which are obtained from the Plan Custodian.
The net asset value of the respective funds is determined each business day with issuances and redemptions of units of the funds made based on the net asset value per unit as determined on the valuation date. No adjustments to the net asset value as reported in the audited financial statements of the respective funds have been made by the Plan Sponsor. Such estimated fair values do not necessarily represent the values for which these investments could have been sold at the reporting date. However, there are no restrictions as to the Plan's ability to redeem its investment at the net asset value of the respective funds as of the reporting date. The underlying assets that comprise each of the common collective trusts include investments in registered investment companies, unitized accounts, other collective trust funds, and fully benefit-responsive alternative and synthetic guaranteed investment contracts. Except for certain of the fully benefit-responsive investment contracts, all of these financial instruments have been categorized as either Level 1 or Level 2 in the fair value hierarchy as reported in the audited financial statements of the respective funds.

NOTE 4. INVESTMENTS
The Charles Schwab Trust Company serves as the trustee of the Plan and the custodian of the Plan's assets. The Plan's investments that represented five percent or more of the Plan's net assets available for benefits at fair value as of January 1, 2010 and 2009 are as follows:

			December 31
Identity of Issuer	Description of Investment	Shares	2010	2009
Artisan Funds	Artisan International Fund	102,469 shares at December 31, 2010	$2,223,582	$2,329,279
		112,743 shares at December 31, 2009

First Eagle Fund of America, Inc.	First Eagle Fund of America	75,381 shares at December 31, 2010	1,952,362	1,592,170
		74,123 shares at December 31, 2009

First Eagle Fund of America, Inc.	First Eagle Overseas Fund I	97,411 shares at December 31, 2010	2,238,498	—

American Funds	Growth Fund of America R4	124,511 shares at December 31, 2010	3,758,976	3,199,374
		118,015 shares at December 31, 2009

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	422,600 shares at December 31, 2010	4,585,212	4,364,223
		404,095 shares at December 31, 2009

Selected Funds	Selected American Shares	51,388 shares at December 31, 2010	2,127,965	—

T Rowe Price	T Rowe Price Mid Cap Value	100,617 shares at December 31, 2010	2,385,625	2,201,736
		106,261 shares at December 31, 2009

Charles Schwab & Co., Inc.*	Schwab S&P 500 Index Fund	106,629 shares at December 31, 2010	2,086,724	1,832,201
		105,663 shares at December 31, 2009

Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Select	266,928 shares at December 31, 2010	5,147,448	—
*Indicates a party-in-interest to the Plan.

The Plan recorded realized and unrealized appreciation or depreciation on the fair value of its investments for the year ended December 31, 2010 as follows:

Identity of Issuer	Description of Investment	Appreciation/ (Depreciation)
Mutual Funds
American Century Investments	American Century Capital	$6,181
Artisan Funds	Artisan International Fund	105,680
Century Shares Trust Co.	Century Shares Trust	17,886
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	75,930
Columbia Funds	Columbia Acorn Fund CL Z	214,980
Dodge & Cox Fund	Dodge & Cox Balanced Fund	78,924
First Eagle of America, Inc.	First Eagle Fund of America	325,312
First Eagle of America, Inc.	First Eagle Overseas Fund A	238,699
First Eagle of America, Inc.	First Eagle Overseas Fund I	58,241
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	26,154
American Funds	Growth Fund of America R4	356,708
Hartford Mutual Fund	Hartford Small Co Y	26,640
American Funds	High Income Trust R4	28,278
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	342,767
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	108,566
Janus Fund	Perkins Small Cap Value T	351
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	30,000
Selected Funds	Selected American Shares	103,236
Selected Funds	Selected American Shares D	112,417
T Rowe Price	T Rowe Price Mid Cap Value	299,445
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	228,449
United Fire & Casualty Company*	United Fire Stock Fund	197,682

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	103,082
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Select	15,074
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010	48,214
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020	60,988
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030	30,806
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040	27,684
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050	12,831
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Income	14,485
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - Income	4,444
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2010	13,806
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2020	31,385
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2030	23,932
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2040	26,388
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2050	11,207

Self Directed Brokerage Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts	30,545
		$3,437,397
*Indicates a party-in-interest to the Plan.

NOTE 5. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 6. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits,  to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
NOTE 7. RECONCILIATION OF THE PLAN'S FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of the net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$37,309,978	$33,237,393
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	132,804	35,549
Net assets available for benefits per the Form 5500	$37,442,782	$33,272,942
The following is a reconciliation of the increase in net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

December 31, 2010
Increase in net assets available for benefits per the financial statements	$4,072,585
Adjustment from contract value to fair value - prior year	(35,549)
Adjustment from contract value to fair value - current year	132,804
Net income per the Form 5500	$4,169,840

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
American Century Investments	American Century Capital	30,795	$222,035
Artisan Funds	Artisan International Fund	102,469	2,223,582
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	7,440	434,917
Columbia Funds	Columbia Acorn Fund CL Z	42,873	1,294,345
Dodge & Cox Fund	Dodge & Cox Balanced Fund	12,287	862,806
First Eagle of America, Inc.	First Eagle Fund of America	75,381	1,952,362
First Eagle of America, Inc.	First Eagle Overseas Fund I	97,411	2,238,498
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	35,349	377,174
American Funds	Growth Fund of America	124,511	3,758,976
Hartford Mutual Fund	Hartford Small Co Y	7,869	165,416
American Funds	High Income Trust R4	51,209	577,124
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	71,877	1,652,451
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	40,006	887,741
Janus Fund	Perkins Small Cap Value T	3,508	84,085
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	422,600	4,585,212
Selected Funds	Selected American Shares D	51,388	2,127,965
T Rowe Price	T Rowe Price Mid Cap Value	100,617	2,385,625
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	106,629	2,086,724
United Fire & Casualty Company*	United Fire Stock Fund	159,057	1,019,284

Common Collective Trust
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Select	266,928	5,280,253
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - Income	23,417	305,597
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2010	32,279	534,214
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2020	41,146	722,105
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2030	21,906	398,917
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2040	23,795	437,586
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class I - 2050	18,099	177,009

Self Directed Brokerage Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts		321,245

Total participant-directed investments at fair value			$37,113,248
Participant loans (maturing 2011 through 2025 at interest rates ranging from 4.25% - 9.25%)*			315,671

Total assets held for investment purposes			$37,428,919
*Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
Date:	June 28, 2011	By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer